Brian S. North 215 665 3828 brian.north@bipc.com	1835 Market Street, 14th Floor Philadelphia, PA 19103 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

December 12, 2008

VIA EDGAR TRANSMISSION

Ms. Pamela Long
Assistant Director
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SmartHeat Inc.
Registration Statement on Form S-1
Filed October 17, 2008
File No. 333-154415

Dear Ms. Long:

On behalf of SmartHeat Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 14, 2008, to the above-captioned filings of the Company.  Page references in our responses correspond to the present version of the respective filings, copies of which have been marked to note the changes from the filing made on October 17, 2008 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company's response to each comment immediately thereafter.

Risk Factors, page 4

1.	Please note that you should describe material risks only. Please delete the fourth and fifth sentences in the paragraph immediately below the Risk Factors heading.

The prospectus has been revised to delete the fourth and fifth sentences in the paragraph immediately below the Risk Factors heading.

The markets we serve are subject to seasonality and cyclical demand . . . ., page 4

2.
We note your statement that your business is vulnerable to economic downturns. If material, please expand this risk factor to address any financial difficulties you have experienced during the recent global credit crisis and economic downturn.

The Company has revised the disclosure in the risk factor referenced above on page 4 to address the effect of the current global crisis and economic downturn on the Company's business.

Securities and Exchange Commission
December 12, 2008

Forward-Looking Statements, page 15

3.
On page 16, we note that you have obtained statistical data from certain private publications. Please disclose whether these private publications are publicly available studies or whether they were prepared for you for a fee. If the latter, please clarify that you commissioned the studies and file a consent to the use of their name pursuant to Rule 436 of the Securities Act of 1933.

The prospectus has been revised on page 16 to indicate that the statistical data referenced in the document was obtained from publicly available government publications.

4.
On page 16, we note your statement that "we have not independently verified the data in these reports." Please revise this language to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

The prospectus has been revised on page 16 to delete the statement that "[w]e have not independently verified the data in these reports."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

5.
On page 4, we note that your business is vulnerable to economic downturns. To the extent the information is material, please include a discussion of any known trends and uncertainties relating to the recent global credit crisis and economic downturn that you expect to have an impact on net sales or revenues or income from continuing operations.

The fourth paragraph of the Overview section of “Management's Discussion and Analysis of Financial Condition and Results of Operations” on page 18 has been amended to read in full as follows (new language italicized):

Our revenue is subject to fluctuations due to the timing of sales of high-value products, the impact of seasonal spending patterns, the timing and size of projects our customers perform, changes in overall spending levels in the industry and other unpredictable factors that may affect customer ordering patterns. Our quarterly revenues may fluctuate significantly due to the seasonal nature of central heating services in the PRC, whereas, the equipment used in residential building s must be delivered and installed prior to the beginning of the heating season in late fall.  Additionally, any significant delays in the commercial launch or any lack or delay of commercial acceptance of new products, unfavorable sales trends in existing product lines, or impacts from the other factors mentioned above, could adversely affect our revenue growth or cause a sequential decline in quarterly revenue. In particular, our 2009 sales may be affected by weaker demand from steel processing, petrochemical and HVAC sectors.  To date, we have not been adversely affected by these trends,  Moreover, the PRC government has recently passed an economic stimulus package and we believe that our sales will benefit from an increase in government spending on infrastructure as provided in this package.  However, due to the possibility of fluctuations in our revenue and net income or loss, we believe that quarterly comparisons of our operating results are not a good indication of future performance.

Securities and Exchange Commission
December 12, 2008

Results of Operations, page 22

6.
For both the annual and interim periods, please expand your discussion of sales to quantify the specific factors that contributed to the fluctuation in your sales from period-to-period. For example, you should quantify the impact that the growth of sales channels and development of new customers had on the increase in your product sales. You should also discuss the importance of your major customers.

The Company has expanded the discussion of sales for the annual and interim periods on pages 22 through 24 to address the issues raised by the Commission.

7.
Please expand your disclosures to quantify the reasons you have identified for the increases in cost of sales and operating expenses from period to period for both the annual and interim periods. Your discussion of cost of sales should also address the company's main cost drivers. You should ensure that you are explaining the majority of the increases or decreases of each line item. We remind you that management's discussion and analysis should include meaningful information to enhance overall financial disclosures, provide narrative explanation of the Company's financial statements that enable investors to see the Company through the eyes of management, and provide information about the quality of, and potential variability of, the Company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations for guidance.

The Company has expanded the disclosure on pages 22 through 26 to address the issues raised by the Commission.

Liquidity and Capital Resources, page 25

8.
Please expand your disclosure to more fully address the reasons for the changes in the working capital items you have identified in your discussion of cash flows provided by operating activities. For example, please discuss why there was a decrease in inventory, an increase in customer deposits, taxes and other payables. Also, please provide more comprehensive disclosures related to the general payment terms of receivables and quantify and discuss changes in days outstanding of receivables and inventory turnover during each period presented. Please specifically address the potential risks associated with high days outstanding of receivables and low inventory turnover.

The Company has expanded the disclosure of Liquidity and Capital Resources  on pages 25 and 26 to address the issues raised by the Commission.

Business, page 29

Intellectual Property, page 32

9.	We note that you have five registered patents in China. Please disclose the duration of these patents. See Item 101(h)(4)(vii) of Regulation S-K.

The Company's disclosure with respect to its patents on page 32 has been revised to read as follows:

We have six registered patents in China for both PHE products and heat meters.  Four of our patents expire in 2014, one expires in 2016 and the last expires in 2017.

Securities and Exchange Commission
December 12, 2008

Government and Environmental Regulation, page 33

10.	We note that your license to produce and sell heat meters has expired. Please disclose the status of your license renewal.

The Company has revised its disclosure on page 33 to indicate that it has applied for renewal of its license to produce and sell heat meters and is expecting that the license shall be renewed by year-end.

Security Ownership of Certain Beneficial Owners and Management, page 42

11.	Please name all natural persons who share beneficial ownership with ShenYang ZhiCe Investment Co., Ltd.

Note 4 to the Beneficial Ownership table on page 43 has been expanded to provide the names of the persons who are beneficial owners of ShenYang ZhiCe Investment Co., Ltd.

Selling Shareholders, page 44

12.
Please tell us whether the any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale. However, broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters.

If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

•	that the selling shareholders purchased in the ordinary course of business; and

•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters.

The Company has revised the disclosure immediately following the Selling Shareholders table on page 45 to identify those selling shareholders who are broker-dealers or affiliates of broker-dealers.

13.
Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, the parties who participated, and the number of shares received.

The Company has determined that there have been no material transactions and relationships between it and the selling shareholders during the past three years.  Additionally, the introduction to the Selling Shareholders section of the prospectus described the private placement transaction in which the shares to be resold were issued.

Securities and Exchange Commission
December 12, 2008

14.	For each of the selling shareholders that is a legal entity, please disclose the natural person or persons who have voting or investment control over the company's securities.

The Company has revised the disclosure immediately following the Selling Shareholders table on page 45 to disclose the natural person or persons having voting or investment control over the company's securities held by each entity.

Description of Securities, page 47

15.	Please disclose the period during which and the price at which the warrants are exercisable and the amount of warrants outstanding. See Item 202(c) of Regulation S-K.

The description of the Company's common stock on page 48 has been revised to read in full as follows:

Capital Stock Issued and Outstanding

As of December 5, 2008, 24,179,900 shares of common stock were issued and  outstanding and held of record by 201 stockholders. An additional 393,000 shares are reserved for issuance upon the exercise of outstanding warrants.  The warrants are immediately exercisable, expire on the third anniversary of their issuance and entitle their holders to purchase up to 393,000 shares of our common stock at an initial exercise price of $6.00 per share. We have also reserved an additional 20,000 shares for issuance upon the exercise of outstanding stock options granted to two of our directors.  Each option vests in one-third increments on the first three anniversaries of the grant date, entitles the holder to purchase 10,000 shares of our common stock at an exercise price of $4.60 per share and expires on the fifth anniversary of the grant date.

Securities and Exchange Commission
December 12, 2008

Financial Statements, page F-1

General

16.	Please provide the information regarding your change in accountants as required by Item 304 of Regulation S-K.

The Company has included the disclosure required by Item 304 of Regulation S-K on page 48.  This disclosure reads in full as follows:

Change in the Company's Independent Accountant

On April 14, 2008, we dismissed Dale Matheson Carr Hilton Labonte LLP ("DMCHL") as our independent accountants.  DMCHL had previously been engaged as the principal accountant to audit our financial statements.  The reason for the dismissal of DMCHL is that, following the consummation of the Share Exchange on April 14. 2008, (i) the former stockholders of Taiyu own a significant amount of the outstanding shares of our common stock and (ii) our primary business became the business previously conducted by Taiyu.  The independent registered public accountant of Taiyu for US accounting purposes was the firm of Goldman Parks Kurland Mohidin-GPKM LLP ( ("GPKM").  We believe that it is in our best interest to have GPKM continue to work with our business, and we therefore retained GPKM as our new principal independent registered accounting firm, effective as of April 15, 2008.  GPKM is located at 16133 Ventura Blvd., Suite 880, Encino, CA 91436.  The decision to change accountants was approved by our board of directors on April 14, 2008.

The report of DMCHL on our financial statements for the period from August 4, 2006 (inception) through our fiscal year ended October 31, 2007 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the report was qualified as to our ability to continue as a going concern.

From our inception through April 15, 2008, there were no disagreements with DMCHL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of DMCHL, would have caused it to make reference to the matter in connection with its reports.

From our inception through April 14, 2008, we did not consult GPKM regarding either: (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was the subject of a disagreement as described in Item 304(a)(1)(iv) of Regulation S-K.

17.	Please revise your registration statement to update your unaudited interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

The Company has amended the S-1 to include unaudited interim financial statements and related disclosures for the third quarter and nine month period ended September 30, 2008.

18.
Please be advised that subsequent to the date of the reverse recapitalization, the historical financial statements of Shenyang Taiyu Machinery & Electronic Equipment Co., Ltd. became the historical financial statements of Smartheat. In this regard, please revise your audited financial statements to reflect the retroactive restatement of all share and per share disclosures of Taiyu in a manner similar to a stock split. Refer to SAB Topic 4C and paragraph 54 of SFAS 128 for guidance. We remind you to revise your consolidated statements of income to present earnings per share information as required by SFAS 128, Earnings per Share, and to revise your notes to include the disclosures required by paragraph 40 of SFAS 128. It also appears to us that the annual audited financial statements should be appropriately identified as the financial statements of Smartheat.

The Company has revised the audited financial statements to reflect the retroactive restatement of all shares and per share disclosure of Taiyu in a manner similar to a stock split.  Additionally, the Consolidated Statements of Income and the notes to the financial statements have been revised to present earnings per share and to include the disclosures that are required by SFAS 128.  Finally, the Company has revised the heading of the audited financial statements to identify them as the financial statements of SmartHeat Inc.

Securities and Exchange Commission
December 12, 2008

Consolidated Balance Sheet, page F-3

19.	Please revise your registration statement to include an audited balance sheet as of December 31, 2006 as required by Rule 8-02 of Regulation S-X.

The registration statement has been revised to include an audited balance sheet as of December 31, 2006 as required by Rule 8-02 of Regulation S-X.

Consolidated Statements of Cash Flows, pages F-6 and F-22

20.
Please tell us what balances are included in the due from/(to) shareholder line item and explain the specific nature of the transactions from which the amounts arose. Please explain to us how you determined it is appropriate to classify these amounts under financing activities.

Due from/(to) shareholders include:

1)	accounts receivable from shareholder arising from the sales made to the shareholder;

2)	accounts payable to same shareholder arising from the purchase made from this shareholder;

3)	cash advance from same shareholder; and

4)	repayments to this shareholder.

Accounts receivable from and accounts payable to the shareholder have been reclassified into operating activities; cash advance from and repayment to the shareholder has been shown separately under financing activities.

21.
Please provide a more comprehensive explanation of the nature of, and reasons for, the restrictions on restricted cash. Please also explain to us how you determined it is appropriate to classify changes in these amounts under operating activities in the annual statements of cash flows and under investing activities in the interim statements of cash flows or revise accordingly.

Restricted cash is the cash deposits into a designated bank account by the customers to secure payments from customers after the expiration of the negotiated warranty period as well as incentivizing Taiyu to fulfill its obligation during the warranty period. The Company requests 5%-20% of the sales price on high value products like assembled heat exchanger unit and main part of plate heat exchanger from the customers as restricted deposits in the banks. The Company cannot use the money until warranty period expires, usually 1 or 2 heating seasons depending on the contracts that have been negotiated.

Securities and Exchange Commission
December 12, 2008

Restricted cash should be classified as investing activities in the cash flow statements and has been revised accordingly in the annual statements of cash flows.

Note 2 — Summary of Significant Accounting Policies — Accounts and Retentions Receivable, pages F-7 and F-24

22.
We note the disclosures related to retentions receivable, including that they relate to product quality assurance, have rates that vary from 5% to 20% of the sales price, and have payment terms that vary from 3 months to 2 years. Please provide us additional information regarding this program. Please fully explain the factors that determine the retention rate and the payment term and explain all the remedies that are available to your customers if they encounter product quality issues. Also, please explain if or how you considered this program in determining the appropriateness of your revenue recognition policy.

Retentions receivable is the portion of the Company's accounts receivable that will be paid by customers after the warranty period expires.  Based on the Company's industry norm, retentions receivable is 5%-10% of the sales price depending on the actual negotiated terms between the Company and the customer, 20% of sales price as retention receivable is rare.  Additionally, warranty periods in terms of heating season or due date of the retention receivable varies depending on how the sales contracts are negotiated.  For example, if we ship the product to our customer in October, and our warranty covers one heating season based on negotiated contract (heating season usually starts from mid of October to mid of April of following year), then the retention receivable will become due in April of next year and warranty period covers about 8 months.  Our warranty period for assembled heat exchanger unit usually covers 2 heating seasons; and warranty period usually covers 1 heating season for plate heat exchanger.

If our customers encounter any product quality issues during the warranty period, we provide free consulting, repair and maintenance services at our cost; if the product quality issues occur outside the warranty period, we’ll charge our customers for the replacement of the parts, labors, and related travelling expenses, etc.

We recognize revenue when collectability of both retentions and related receivables are assured. For long term receivables and retentions due after one year period, we record the present value of the amounts as revenue. Unearned interest resulting from the discounting of the receivables is amortized over the term of collection period using the interest method.

Note 2 — Summary of Significant Accounting Policies — Revenue Recognition, pages F-9 and F-26

23.
We note the disclosures that you provide a free after-service period of one year. Please explain to us if or how you considered this program in determining the appropriateness of your revenue recognition policy. Please explain how or why this service is not a separate deliverable. Please refer to EITF 00-21.

The Company’s revenue recognition policy is appropriate as the free service is not material in relation to the total revenue from sale of the product. For the years ended December 31, 2006 and 2007 and the nine months ended September 30, 2008, after the free service expense were 0.91%, 2.8% and 0.21%, respectively. After the free service period, the Company charges the customers for labor and materials for the service. Historically such service revenue has been insignificant. For the year ended December 31, 2007, the Company recorded $13,000 of income relating to after sales service. This is because the Company’s products go through strict quality control inspections before they are sold. For products like the heat exchangers, installation and testing is done and customer acceptance is required before the Company recognizes revenue.

Securities and Exchange Commission
December 12, 2008

The free service does not have an objective and verifiable evidence of fair value to allocate the consideration received to the deliverable as the Company does not sell the service separately. In addition, the service performed is for the sole benefit of the customer, the delivery of the equipment is not affected by the service element, payments are not tied to the delivery or performance as the service may not be needed and the cost associated to the performance of such service are not significant. . The customer may attribute some value to the service; however, it is not likely to be significant

Note 2 — Summary of Significant Accounting Policies — New Accounting Pronouncements, page F-12

24.
We note the disclosures related to SFAS 157 and SFAS 159. It appears to us that you were required to adopt these pronouncements on January 1, 2008. Please update your interim financial statements to address the impact of these pronouncements and to provide any required disclosures. Also, please update the related disclosures in MD&A.

The registration statement has been amended to address the impact of SFAS 157 and SFAS 159 and to provide the required disclosure.

Unaudited Financial Statements, page F-20

25.
Please confirm to us and disclose whether the acquisition of San De Ke in September 2008 was significant. If applicable, please provide any required historical and pro forma financial statements and/or other required disclosures.

The acquisition of San De Ke is not considered significant as none of the three tests exceed 20%. Net income of San De Ke is less than 1% of SmartHeat’s consolidated income for the year ended December 31, 2007. Total assets are 5% of SmartHeat’s consolidated assets at 12-31-07 and the acquisition cost is less than 5% of SmartHeat’s total assets at 12-31-07. The required pro forma disclosures are included in the Company’s 10-Q for the nine months ended September 30, 2008 and its 8-K.

Note 18 — Subsequent Events, page F-35

26.
It appears to us that you may have failed to file the registration statement by the date required. Please clarify or advise accordingly. Additionally, please disclose and supplementally explain to us how you have accounted for the registration rights agreement. Refer to FSP EITF 00-19-2.

The Company filed the registration statement on October 17, 2008. The final closing of the offering took place on August 22, 2008. Therefore, the Company did not have to pay any liquidated damages.  The Company accounted for the registration rights agreement in accordance with FSP EITF 00-19-2. Contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, are separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. At closing, the Company concluded it is not probable that it will be required to remit any payments to the investors for failing to obtain an effective registration statement or failing to maintain its effectiveness.

Securities and Exchange Commission
December 12, 2008

27.	Please disclose a summary of the material terms of the July 2008 warrants and provide us with your analysis as to their appropriate classification under EITF 00-19.

On August 22, 2008, the Company completed a private placement offering of Units pursuant to which SmartHeat sold an aggregate of 1,630,000 Units at an offering price of $3.50 per Unit for aggregate gross proceeds of approximately $5.7 million. The private placement was consummated in two separate closings.  Each "Unit" consists of one share of SmartHeat's common stock and a three year warrant to purchase 15% of one share of common stock at an exercise price of $6.00 per share. The Units sold represent an aggregate of 1,630,000 million shares of common stock and warrants to purchase 244,500 shares of Common Stock. In connection with the private placement offering, the Company paid commissions of approximately $340,000 and issued warrants to purchase 148,500 shares of common stock to its placement agents. The warrants are immediately exercisable and expire on the third anniversary of their issuance. Net proceeds of approximately $5.1 million have been received by the Company.

The warrants contain the following rights/terms:

1.      Provisions for adjustments to the purchase price and number of warrants for any of the following circumstances, consistent with standard anti-dilution protection:

a.           Adjustment to the purchase price for payment of a dividend in shares of common stock, stock split; and

b.           other appropriate adjustments to the purchase price and number of warrant shares to protect the registered holder’s rights.

These provisions appear to be consistent with standard anti-dilution provisions.

2.      Certain rights relative to reorganization, reclassification, merger, consolidation or disposition of assets that appear to be standard change of control rights allowing warrant holders to stay whole in the event the business is sold or re-organized.

3.      Registration rights summarized as follows: The warrant agreement makes explicit provisions for the Holder to demand registering of the shares.  The agreement provides for liquidated damages of up to 2% of the aggregate purchase price if the registration statement is not filed within 60 days from closing or is declared effective within 180 days of the closing.

Securities and Exchange Commission
December 12, 2008

Analysis of the EITF No. 00-19 criteria on the warrants:

1.      The contract permits the Company to settle in unregistered shares.

Section 5 of the warrant agreement allows the Company to settle in unregistered shares. However, the shares will be marked with a legend stating that the shares are not registered.  Contracts that give the company a choice of (a) net-cash settlement or settlement in shares (including net-share settlement and physical settlement that requires that the company deliver shares) or (b) either net-share settlement or physical settlement that requires that the company deliver cash should be initially measured at fair value and reported in permanent equity.

The Company is required to pay 2% of the aggregate purchase price as liquidated damages for failure to file a registration agreement within 60 days and to make it effective within 180 days. In accordance with FSP EITF 00-19-2, such payment arrangements are required to be accounted for as a contingency under FAS 5. Thus does not warrant a derivative treatment.

2.      The Company has sufficient authorized and un-issued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

SmartHeat, Inc has 75,000,000 shares authorized, of which there are currently 22.5 million shares outstanding and an additional 413,900 additional shares (including those pursuant to the warrant) reserved for the Company’s stock option plan or non-plan grants.  The Company clearly has sufficient shares to cover a full exercise of the warrant.

3.      The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The warrant agreement are limited to an aggregate of 244,500 shares. There are no provisions that allow for that number of shares to fluctuate that would affect the determination of liability accounting.  Additionally, there is no cashless exercise provision.

4.      There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

The warrant agreement does contain provisions for cash payments to the counterparty to settle the Company’s obligations under the instrument in the event the Company cannot make certain filings of a registration statement or keep the registration statement active. Please see discussion on FSP EITF 00-19-2, thus does not warrant a derivative treatment.

5.      There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

The warrant agreement make provisions for such payments.

Securities and Exchange Commission
December 12, 2008

6.      The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

The warrant agreement does not allow for such settlements.

7.      There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no such provisions in the warrant agreement.

8.      There is no requirement in the contract to post collateral at any point or for any reason.

There is no requirement in the warrant agreement for the Company to post any collateral for any reason.

Assessment of results

Based on the analysis of EITF 00-19- the eight requirements for Equity Classification and the application of FSP EITF 00-19-2, the warrant agreement complies with all eight conditions, thus should be accounted for as equity.

Pro Forma Financial Statements, page F-37

28.	Since the recapitalization is reflected in the most recent historical balance sheet, please delete the pro forma balance as of December 31, 2007 and all related note disclosures.

The Company has deleted the pro forma balance sheet as of December 31, 2007 and all related note disclosures.

29.	Please revise your registration statement to provide a pro forma statement of operations for the latest interim period.

The Company has revised the registration statement to include a pro forma statement of operations for the latest interim period.

30.	Please revise footnote (2) to your pro forma statement of operations to say that the audited financial statements of Taiyu are "included in this Form S-1".

Footnote (2) to the pro forma statement of operations has been revised as requested by the Commission.

Recent Sales of Unregistered Securities, page II-1

31.
Please name the persons or identify the class of persons who purchased units in the July 7, 2008 and August 22, 2008 private placements. Also describe the shares issued under the Share Exchange Agreement and state the dollar value of the transaction.

The “Recent Sales of Unregistered Securities” section of Part II of the registration statement has been revised to include the names of the persons who purchased units in the private placement.  No disclosure was required in connection with the entry into the Shares Exchange Agreement on September 25, 2008 since no shares of SmartHeat stock were issued in connection with that transaction.  The Company acquired all of the capital stock of San De Ke Co., Ltd. for cash.

Securities and Exchange Commission
December 12, 2008

Signatures, page II-6

32.	Please arrange to have your principal accounting officer or controller sign the registration statement in his or her official capacity.

The Company's Chief Financial Officer, Ms. Zhijuan Guo, is the principal accounting officer of the Company.  The signature page to the S-1 has been amended to currently reflect this information.

* * *

Securities and Exchange Commission
December 12, 2008

If you or others have any questions or would like additional information, please contact the undersigned at 215-665-3828.

Very truly yours, Brian S. North

cc:  Mr. Jun Wang, Chief Executive Officer